

December 6, 2013

Via E-mail
William Amelio
Chief Executive Officer
CHC Group Ltd.
4740 Agar Drive
Richmond, BC V7B 1A3 Canada

      Re: **CHC Group Ltd.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed November 22, 2013
                File No. 333-191268

Dear Mr. Amelio:

     We have reviewed your responses to the comments in our letter dated November 7 and have the following additional comments.

Prospectus Summary, page 1

Our Fleet, page 5

1. We note your response to our prior comment 1. Since you are attributing the appraised market value of your fleet to Ascend Worldwide Group Holdings Limited and HeliValue$, Inc., please provide as an exhibit a consent from each of the above referenced entities.

Notes to Consolidated Financial Statements, page F-9

Note 17: Income Taxes, page F-38

2. We note your response to our prior comment 11. Please further expand your disclosure to quantify each component of "other adjustments" so that investors may understand the relative effect of each.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Louis Lehot
        Cooley LLP